Mail Stop 3561

June 14, 2007

Ted F. Knopf
Corporate Controller
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re:** **Yum! Brands, Inc.**
> **File No. 001-13163**
> **Form 10-K: For the Fiscal Year Ended December 30, 2006**

Dear Mr. Knopf:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief